Exhibit 99.3

3 March 2016	MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 Suite 5, 442-446 Beaufort Street, Highgate, WA 6003 Australia MOKOsocialmedia.com contact@MOKO.mobi

Dear Optionholder

MOKO Social Media Limited - pro-rata renounceable rights issue

MOKO Social Media Limited (ACN (111 082 485)) (MKB) is undertaking a pro rata renounceable rights issue (Rights Issue or Offer) of approximately 817,886,679 shares (New Shares) on the basis of one (1) New Share for every one (1) Share held by eligible shareholders at an issue price of $0.01 per New Share to raise up to approximately $8,178,867, together with one (1) free attaching Class A Option for every two (2) New Shares issued at an exercise price of $0.02 on or before 12 months from the date of issue and one (1) free attaching Class B Option for every two (2) New Shares issued at an exercise price of $0.04 exercisable on or before 36 months from the date of issue (Prospectus).

The Offer is being partially underwritten by Reef Investments Pty Ltd (the Underwriter). The Company must pay the Underwriter an underwriting fee of 6% of the total amount underwritten by the Underwriter (Underwriting Fee). The Underwriting Fee will be satisfied by the issue of Shares (and free attaching Class A Unlisted Options and Class B Unlisted Options) on terms equivalent to the offer of Shares under this Prospectus.

The Company’s proposed use of funds is as follows:

Item	Minimum Subscription ($)	Full Subscription ($)
Development and marketing costs of products	950,000	1,350,000
License fees	1,050,000	1,050,000
Repayment of loan (including accrued interest and loan fee)[1]	515,000	515,000
Working Capital	3,932,650	5,211,517
Expenses of the Offer	52,350	52,350
Total	6,500,000	8,178,867

Notes:

1.	In early 2016, the Underwriter advanced to the Company a short term, unsecured loan of $500,000 (the Loan). The Loan accrues interest at 6% per annum and carries a fee of 2% of the loan amount. The Company intends to repay the Loan, accrued interest and the loan fee from the proceeds of the Offer.

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The Offer is being made to all shareholders of the Company (Shareholders) named on its register of members at 5:00pm on 8 March 2016, whose registered address is in Australia or New Zealand.

New Shares will rank equally with all fully paid ordinary shares in the capital of the Company (Shares) already on issue.

Following completion of the Offer, the Company will have issued approximately 817,886,679 New Shares resulting in total Shares on issue of approximately 1,635,773,358.

Optionholders

The terms and conditions of the options you currently hold do not entitle you to participate in the Rights Issue unless you exercise your options in time for new shares to be allotted and to be entered on the Company’s register of members on or before 5:00pm (WST) on 8 March 2016 (Record Date).

To exercise your options and thereby participate in the Rights Issue, you will need to deliver the following to the Company at Suite 5, Level 1, 442-446 Beaufort Street, Highgate WA 6003:

(a)	A notice of exercise of options (attached to this letter);

(b)	An option certificate (where the options are certificated) or a copy of a holding statement (where the options are uncertificated) in respect of those options to be exercised; and

(c)	Payment for the exercise price in respect of those options to be exercised by way of a cheque made payable to “MOKO Social Media Limited – Entitlement Issue Account”.

To ensure that your new shares are allotted prior to the Record Date, the above must be received by MOKO Social Media Limited no later than 4 March 2016. If received after this date, allotment of new shares prior to the Record Date cannot be assured.

Before deciding whether to exercise any or all of your options, you should read the Prospectus in its entirety.

This notice is important and requires immediate attention. If you have any queries concerning the Rights Issue, please contact your financial adviser or Emma Waldon, MKB’s Company Secretary on +61 8 9227 7100.

Yours sincerely

Emma Waldon

Director and Company Secretary

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